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SEC FILE NUMBER
8-69497

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Riverstone Capital Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 Fifth Avenue, 19th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 897-1692
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	New York		NY 10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to Riverstone Capital Services LLC at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial and Operations Principal
Title

Subscribed and sworn
to before me

EVELYN S DAVIS
Commission # 2410368
Notary Public, State of New Jersey
My Commission Expires
July 08, 2016

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)
Index
December 31, 2015

Page(s)

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 0000
Fax: +1 212 773 6350

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of Management of Riverstone Capital Services LLC

We have audited the accompanying statement of financial condition of Riverstone Capital Services LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Riverstone Capital Services LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

January 22, 2016

Riverstone Capital Services LLC
(A wholly owned subsidiary of Riverstone Equity Partners LP)

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 942,028
Commissions receivable	474,500
Prepaid expenses and other	17,715
Total assets	$ 1,434,243
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 47,757
Due to Parent	2,425
Total liabilities	50,182
Member's equity	1,384,061
Total liabilities and member's equity	$ 1,434,243

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Business

Riverstone Capital Services LLC (the "Company"), a wholly owned subsidiary of Riverstone Equity Partners LP (the "Parent"), is a limited liability company and was formed under the laws of Delaware on April 14, 2014. On May 11, 2015, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts primarily as a broker or dealer selling private placements of securities and performing advisory services for both related entities and third parties. Additionally, the Company acts as an underwriter and investment banker.

2. Summary of Significant Accounting Policies

Basis of Presentation
The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers all investments in money market funds to be cash equivalents.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Commissions receivable
Commissions receivable represent receivables from third party funds. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts where collection is considered to be doubtful. The commissions receivable are due in two installments of $237,250 each on October 31, 2016 and 2017. At December 31, 2015, management believed no valuation allowance was warranted.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2015, the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination since inception of the Company.

3. Fair Value Measurements

At December 31, 2015, the carrying amount of the Company's investment in a money market mutual fund approximates of $942,028 fair value, and this is included in cash and cash equivalents in the accompanying statement of financial condition.

4. Transactions with Related Parties

Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding from the Parent.

Effective May 11, 2015, the Company entered into an expense sharing agreement with the Parent (the "Expense Sharing Agreement"). The Expense Sharing Agreement stipulates that the Parent will provide to the Company payroll, pension, and employee benefit administrative services for the Company's associated persons and office and administrative services (including occupancy) for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent for any or all costs that the Parent has paid on behalf of the Company.

The Company provides fundraising services, without charge, to private equity funds whose investment advisor is an affiliate of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Contingencies

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Management believes that the likelihood of such an event is remote.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year that the Company became a broker-dealer. At December 31, 2015, the Company had net capital of $873,005, which exceeded the required net capital of $100,000 by $773,005.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

7. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued and determine that no additional disclosure is required.